Filed by Amcor plc
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Berry Global Group, Inc.
Commission File No.: 333-284248

Explanatory Note: The following is an excerpt of the transcript from the discussion participated in by P.K. Konieczny, Chief Executive Officer of Amcor plc and Michael Casamento, Chief Financial Officer of Amcor plc at the BofA Securities 2025 Global Agriculture & Materials Conference held on February 26, 2025.

Amcor Plc | BofA Securities 2025 Global Agriculture & Materials Conference | February 26, 2025

[…]

P.K. Konieczny:

Is about the latest developments on our acquisition, which is the combination with Berry Global, which we obviously get a lot of questions on. One question is, where do you stand? Is this thing going to close and when? The answer is yes, it will close. We had a very important milestone yesterday, yesterday afternoon, with the shareholders voting on the combination. Both Amcor and Berry's shareholders have both been very supportive of the deal, so that's a major milestone that's behind us.

Now, the only other thing that we need to get is all regulatory approvals, in terms of antitrust and in FDI, foreign direct investment. Look, we filed the documentation a little while ago in all the jurisdictions where we had to file. We hold a number of approvals already in our hands. And where we don't have them yet, we're in a good way. The conversations that we have are all positive, nothing that would worry us at this point in time, that would give us, again, the confidence to confirm by mid-year the transaction is going to close.

We get a lot of questions, but I'll stop there. Otherwise, I'll talk too long about the benefits and why we're doing this and so on and so forth. But I'm sure we're going to get into it.

George:

Sure. No, that's a wonderful rundown.

It wasn't one of the questions that I had relayed to you as a potential topic for this discussion. This is not a trick question that's coming, so don't worry. But the company has done such a good job over the years of driving operating leverage and driving improvement in productivity, ex-Berry, which will presumably close and will give you lots of opportunity to drive synergies. Where do you stand in that regard, Michael? And what is the company doing differently in that regard now than maybe would've been the case five years ago? And certainly, along with that, you've also had the residual element of your cost reduction program, which was a byproduct or a strategy that came about after the Russian business was divested. So catch us up there because I think it's an important part of the story and sometimes gets missed by people.

Michael Casamento:

Yeah, you're essentially talking about the margin enhancement over a long period of time.

George:

Absolutely, yeah.

Michael Casamento:

The AMCOR is, over a long period of time, being able to drive improvements in margins. And we talk, typically we should be driving 20 to 30 basis points improvement per annum. That will vary from year to year, depending on whether you've been doing acquisitions, whether you're getting some synergies, or whether it's just the normal base. But I think, George, we've been very focused on driving productivity, improving the mix through the innovation agenda, continually advancing the portfolio in that way.

Cost out is a strong focus of AMCOR, the ability to drive procurement savings through our scale, the global footprint, continuing to assess the footprint, the investment in the capital spend. Also, we're investing 3 to 4% in CapEx every year, which helps drive ongoing efficiency improvements as well as organic growth.

So they've been the key drivers of getting that margin enhancement. And as we look forward, I think we just see more opportunity around that as a result of the merger. The portfolio continues to be more focused on higher growth, higher margin categories. I think we called out in our material as part of the on announcement, we've got now nearly $10 billion worth of revenues that are, 40% of the combined company that are now in higher growth, higher margin categories, things like healthcare, protein, and the like. So that's an opportunity to continue to drive margin expansion. Clearly, Berry's margins are a little higher than Amcor on the portfolio that we're acquiring. You put the synergies on top of that, so we do see EBITDA margins continuing to improve. Over time, we would also continue to expand them by 20, 30 basis points on everything that I've just said.

George:

Remind me on Berry, I'm going to come back to it later, but Berry's margins were higher, but was the business also perhaps, from what you can see, and you'll know more hopefully by middle of the year, more capital intensive? Maybe your business is lower margin, but it might be higher quality because it's not as capital intensive. Just thinking out loud here.

Michael Casamento:

Yeah. Look, I think when you compare the two businesses together, Amcor's EBITDA margin is around 15%, so good margin. Berry's about 17 on the portfolio we get. And when we combine the two and then add the synergies, we get to 18% EBITDA margin on the base. Really, really good margins on that front.

Probably the key differences between the two, it's not a big difference, but the key differences really are there's a bit of a geographic difference. Berry is a much bigger focus in North America, which typically you tend to see on North American businesses, slightly higher margins. Amcor has more exposure to emerging markets in Asia and Latam, which can have a difference. I think the product portfolio in some cases, Berry have slightly higher margin products, particularly in things like their closures business, which is not a typical closure for a bottle. It's more high margin, multi-component delivery systems, dispensing systems. There are some slight differences in the product portfolio that lend that to the margin enhancement.

[…]

George:

Thanks, PK. Any questions from the audience? Maybe next we'll move to Berry since it's obviously going to be a large opportunity for the company. And one of the questions that we had, which you partly answered already, what are the next mile markers in terms of the transaction and ultimately closing on it? You got your shareholder votes. Can you talk at all on what the regulators have been peering into in terms of combination? From our vantage point, we don't see, even though it's two very, very large packaging companies and largely plastic packaging companies, not a lot of overlap, but I don't sit as a regulator. What are they peering into, if you can comment?

P.K. Konieczny:

Well, to the extent I can talk about it. So you said a very important thing that regulators are typically very worried about, which is the degree of overlap. And this is a very complementary acquisition. Amcor is very big in flexibles. Berry is very big on containers and closures. [inaudible 00:23:43] is simple. There's a bit of an overlap. Amcor has a scale containers business. This is our rigid packaging business. Berry has a scale flexibles business. So that will strengthen each other's activities as we go forward. But generally speaking also in terms of the end market segments, it is something that is very, very complementary. There's very little overlap, very little overlap, and I'm a little uncomfortable to go any further into details. Very little overlap.

George:

Understand.

P.K. Konieczny:

And the conversations are either concluded already. This is where we have the approvals in hand and we are talking about those areas which are very small. And when you go to the merger agreement, you will see that we've made an allowance in there, up to 500 million of top line, that we would potentially be ready to divest should there be any issue. And I don't have any reasons to believe that we would even get close to it. I would even sit here today and say we may not even need that. So that's where that stands. So there's pretty high degree of confidence on the regulatory approval side.

George:

One of the questions I know you've gotten in the past is on the synergy outlook. And we've never done an acquisition. You've done a number of them as an enterprise over the years. How do you get comfort in synergies when you can't actually get in and look under the hood? And in turn, taking the other way around, the synergy guidance that you've provided looks to be relatively achievable, let's put it that way, relative to the scale of the business.

P.K. Konieczny:

Appreciate your confidence.

George:

Well. You know. So help us understand, one, how you do it, and two, just looking at it very simplistically numbers on a spreadsheet, it looks like you should be able to achieve that pretty readily, but I don't sit where you, PK, and Michael, so help.

P.K. Konieczny:

I didn't pay him for this by the way. No. Look, I mean, back to your question, how do we come to dimensionalizing the synergy pool? First off, we've done a few acquisitions and there is a few benchmarks out there that you can go to. We have our own. I've been with the company now for 15 years and I actually joined Amcor for the longer stint. I was there before, but then I got divested actually and then they brought me back in, but they brought me back in for the Alcan acquisition that we did in 2010. That was a transformational acquisition. We did another one in 2019 with Bemis, which was a couple of years ago. And now we do this one. So we have a bit of a track record and we look at those things and we compare and contrast, and so that we're just not getting out of line. That's one.

The second thing is we do obviously in the lead-up to that, nobody's going to be surprised. We're trying to get some outside help and dimensionalize opportunities in the lead-up to these conversations. Berry Global did the same thing. So you have consultants that would have a view and that gives you two more calibration points that you can go after. Then there is... The database that you have available is what you can publicly access obviously. And that then leads up to the financial model that underlines essentially the offer that you make for the business and which you then start negotiating. Then after that, you start integration planning. Now you're somewhat committed already because you made a promise to the market. And Michael can talk a little bit more to the numbers themselves and put them into perspective. But since then, since the announcement of the deal, we go ahead and we have integration teams working together from both sides. Now, to a large extent, you're still working with the same data set, but you have more opportunities to look at that and to get a better feel for it. At some point, when you get closer to the actual conclusion of the deal, you have what we call clean team exercises where you bring people into a room that actually see the data, but those people, unless the deal comes through, they can no longer work with the company. So typically that is also very much fueled with consultants. None of what I'm saying here is news to anybody in the room, but that's how you triangulate yourself through the opportunity. And then the other piece is putting it all into context. Maybe you want to talk about that?

Michael Casamento:

Yeah. Maybe just to touch on that, so we've announced 650 million in synergies over the three-year period. And that's broken down into 530 million of straight costs, 60 million of revenue synergies, and 60 million of financial synergies on the back of interest and tax. The revenue synergies is the EBITDA coming from additional growth, which we've put that out there. We didn't do that as part of Bemis' transaction, but we really feel confident around delivering some additional growth as a result of the combination. We can talk more about that, PK.

On the cost side, the 530 million's really broken down into procurement, SG&A, and then some operational improvements through footprint enhancement. Procurement's the biggest piece, 325 million. And just to put the total in context, so the 530 million of cost is about 5% of Berry's sales. So when you triangulate that across all the different metrics that we looked at and the industry averages, that's right in the range there, so seem to make sense. You then drive down into the individual components. Procurement of 325 million. The total addressable cost of goods spend of the combined companies is about 13 billion, of which about 10 billion is raw material. So to put the 325 into context, that's somewhere between 2.5 to 3% of the total spend. If you even think about that over an annual basis, over three years, that's 1% a year, which is things that we would be targeting anyway.

So I think we feel pretty good about that and that's really coming from the fact that both companies buy raw materials, similar raw materials, but in different weights. And so there's opportunity to get some aligned pricing, as well as you've just got bigger scale in terms of your purchasing. And then in addition to that, you've got indirect categories like transport and warehousing, et cetera. So we feel pretty good about the procurement. And SG&A is really the overlap. And then on the footprint side, you've got 400 sites combined. There is a little bit of overlap on some of those sites. So we see opportunity to revise the footprint and drive the benefits on the operational side.

George:

Michael, what's the pro forma revenue of the combined entity?

Michael Casamento:

24 billion.

George:

Yeah. Yeah. And so-

Michael Casamento:

[inaudible 00:31:02] did you want to touch on the revenue synergies? Or...

George:

Well, yeah. I'm just saying the 500 million, you equate it to 5% of sales, but-

Michael Casamento:

Of the acquired sales.

George:

Yeah, but I'm just saying.

Michael Casamento:

Yeah. On the combined, it's much smaller. Yes.

George:

Yes. I make that-

Michael Casamento:

Much smaller. And look, you'd expect us... We've committed to a number externally and you'd expect us to have confidence in delivering that number. On the Bemis acquisition, just as an aside, we talked about 180 million in synergies and we outperformed that we said at least by 10%, so we did better than that. Clearly, in the 650 million, we've allocated some contingency in there, so we feel pretty confident in delivery overall.

[…]

George:

So let's get away from the numbers for a minute, but from a a day-to-day practical standpoint, as you got into Alcan, as you got into Bemis, very fine companies, not trying to cast shade on anyone, but what did you find if there was a common theme where Amcor was able to quickly optimize and drive the synergies? What were the categories? Do companies not do as effective a job of indexing or lean or what have you? With those acquisitions, what did you find? And hopefully maybe there's some of that for Berry.

P.K. Konieczny:

You want me to start and you have a moment to think?

Michael Casamento:

Yeah. Yeah.

P.K. Konieczny:

It's a very broad question, right, because-

George:

I'm good at those.

P.K. Konieczny:

Yeah. Yeah. I can see that. And every acquisition is different in a way. And then across the business you will find areas where maybe the target is better than Amcor is, and that may be possible. I'll give you an example, Bemis. The Bemis acquisition, we were very attracted to the R&D capabilities of Bemis. And I think they were more of a material-

P.K. Konieczny:

Yes. And I think they were more of a material science company than Amcor has been. I see some support here from the audience. So that's something that we very much liked and we made good use of that going forward in terms of driving sustainability and recycle-ready products, which is a journey that we got on pretty much at the time and that we have completed now. Today, we have 95% of everything that we sell. We have recycle-ready alternatives ready on the shelf for trials with customers. They're not all commercial. We heard a bit of that in the sustainability lunch meeting today, why that is. But we're in pole position. So when that comes, we can go forward and we needed to prove that point. So we were very attractive there with Bemis.

Bemis had a great advantage with the core of their business being in the US. US is the big homogenous market where you run plans at scale and you have scale advantages. If you compare that with Amcor's big flexibles footprint of the time in Europe, you are much more scattered, fragmented, with your footprint. So there were opportunities for us to learn from each other, while obviously scale is something that you either create or you have or you don't. That's something else.

Where I think Amcor was strong in that particular case and also strong on the Alcan case was in terms of commercial excellence capabilities. Commercial excellence, we have a commercial excellence program, which we brand as Value Plus. We've put a lot of work into that within Amcor. Because, at a certain point in time, we had a need to expand margins. And we built a commercial excellence program around that that essentially helped us do that. And people that look at us from the outside, they would sometimes characterize Amcor as a margin expansion machine.

We have at the time, we've been very successful with that. That has a lot of different elements and activities that go under that commercial excellence program in terms of the initiatives. But we expanded margins quite a bit and we obviously applied that also to the product portfolio of the businesses that we acquire. And whenever we do that, we're pretty good. Both companies or all acquisitions together has led us to drive our procurement capabilities. And we figured, particularly as a packaging company, you got to be efficient on the input side. And that's, anyway, something that you need to do. But when you generate scale, you even more so have an opportunity to do it. So we're probably, today, at a higher level in procurement. We're probably not the best out there. There is always others that are better than us. But relatively comparing ourselves to ourselves a few years ago, we would've definitely made significant progress. So we feel pretty good about that. I don't know. [inaudible 00:35:56]

Michael Casamento:

Yeah, I think the other thing I would say that we've learned over our long journey, it's just the integration approach and absolutely dedicated team to integration. So that's key. And you've got to have that in place early on. So we already have our dedicated integration team in place for this one. We allocate teams by function and also the synergy areas so that you've got an early planning approach to that. We've got people from both sides, both companies, involved in that team already. The consistent approach to that, so we have the leader of that team who ran the integration for Bemis and was involved in Alcan, so it's the same team, the same playbook. So I think that's really important to be able to get out of the gates early, George. And really you've got to get synergies as soon as you can to get out of the gate. And I think that's part of the focus of that integration team right now is around planning for that, so we can hit the ground running on day one.

George:

Michael, on that point, so if I'm envisioning it correctly, there'll be, for example, a, I don't know, I don't know what you'd call it, but a footprint team lead who's looking at all 400 facilities or will be charged with that, he or she. And there'll be somebody who's working on sales integration.

Michael Casamento:

Absolutely.

George:

And they're the team. Got it.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group (“Berry”), on January 13, 2025, Amcor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on January 21, 2025, containing a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor. The registration statement was declared effective by the SEC on January 23, 2025 and Amcor and Berry commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about January 23, 2025. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor's website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry are available free of charge on Berry's website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this Current Report includes certain statements that are “forward-looking statements” within the meaning of federal securities laws. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “commit,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Examples of forward-looking statements include projections as to the anticipated benefits of the Merger as well as statements regarding the impact of the Merger on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the Merger and the closing date for the Merger.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Amcor’s and Berry’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Amcor’s and Berry’s control. Amcor’s, Berry’s and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (i) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the inability to complete the Merger on the anticipated terms and timetable, (ii) the inability to complete the Merger due to the failure to satisfy any condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the Merger is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (iii) the risks related to Amcor and Berry being restricted in the operation of their respective businesses while the Merger Agreement is in effect, (iv) the ability to obtain financing in connection with the transactions contemplated by the Merger on favorable terms, if at all, (v) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the ability of the combined company to maintain relationships with its customers and retain its management and key employees, (vi) the ability of the combined company to achieve the synergies contemplated by the Merger or such synergies taking longer to realize than expected, (vii) costs related to the Merger, (viii) the ability of the combined company to execute successfully its strategic plans, (ix) the ability of the combined company to promptly and effectively integrate the Amcor and Berry businesses, (x) the risk that the credit rating of the combined company may be different from what Amcor and Berry expect, (xi) the diversion of management’s time and attention from ordinary course business operations to the consummation of the Merger and integration matters, (xii) potential liability resulting from pending or future litigation relating to the Merger and (xiii) the risks, uncertainties and assumptions described in the section entitled “Solicitation Considerations.” The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Amcor’s and Berry’s respective filings with the SEC, including the risk factors discussed in Amcor’s and Berry’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and other filings with the SEC.

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